Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Consolidated pretax income	$218,336	$309,340	$396,217	$521,212	$721,051
Share of distributed income of 50%-or-less-owned affiliates, net of equity pickup	(26)	(2,689)	94	(5,772)	(315)
Amortization of capitalized interest	31,878	32,162	38,263	41,764	45,483
Interest	55,327	49,086	50,125	53,242	66,697
Less interest capitalized during the period	(31,675)	(39,695)	(42,602)	(52,015)	(65,959)
Interest portion of rental expense	7,190	6,679	5,973	5,639	5,678

EARNINGS	$281,030	$354,883	$448,070	$564,070	$772,635
Interest	$55,327	$49,086	$50,125	$53,242	$66,697
Interest portion of rental expense	7,190	6,679	5,973	5,639	5,678

FIXED CHARGES	$62,517	$55,765	$56,098	$58,881	$72,375
Ratio of earnings to fixed charges	4.50	6.36	7.99	9.58	10.68